UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Global Aircraft Solutions, Inc.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
378964100
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	378964100

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Ewing & Partners Timothy G. Ewing Ewing Asset Management, LLC Endurance General Partners, L.P.
Endurance Partners (Q.P.), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ewing & Partners - Texas Timothy G. Ewing - U.S. Citizen Ewing Asset Management, LLC - Texas Endurance General Partners, L.P. - Texas
Endurance Partners (Q.P.), L.P. - Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Ewing & Partners* - 5,031,425 Timothy G. Ewing* - 5,031,425 Ewing Asset Management, LLC* - 5,031,425 Endurance General Partners, L.P.* - 5,031,425 Endurance Partners (Q.P.), L.P. - 3,594,703
*Each of these reporting persons is deemed a beneficial owner of 5,031,425 shares of the Issuer, which includes 3,594,703 shares owned by Endurance Partners (Q.P.), L.P. and 1,436,722 shares owned by Endurance Partners, L.P.

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

Ewing & Partners* - 5,031,425
Timothy G. Ewing* - 5,031,425
Ewing Asset Management, LLC* - 5,031,425
Endurance General Partners, L.P.* - 5,031,425
Endurance Partners (Q.P.), L.P. - 3,594,703

*Each of these reporting persons is deemed a beneficial owner of 5,031,425 shares of the Issuer, which includes 3,594,703 shares owned by Endurance Partners (Q.P.), L.P. and 1,436,722 shares owned by Endurance Partners, L.P.

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Ewing & Partners* - 5,031,425
Timothy G. Ewing* - 5,031,425
Ewing Asset Management, LLC* - 5,031,425
Endurance General Partners, L.P.* - 5,031,425
Endurance Partners (Q.P.), L.P. - 3,594,703

*Each of these reporting persons is deemed a beneficial owner of 5,031,425 shares of the Issuer, which includes 3,594,703 shares owned by Endurance Partners (Q.P.), L.P. and 1,436,722 shares owned by Endurance Partners, L.P.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Ewing & Partners* - 12.5%
Timothy G. Ewing* - 12.5%
Ewing Asset Management, LLC* - 12.5%
Endurance General Partners, L.P.* - 12.5%
Endurance Partners (Q.P.), L.P. - 8.9%

*Each of these reporting persons is deemed a beneficial owner of 12.5% of the Issuer's Common Stock, which includes 8.9% owned by Endurance Partners (Q.P.), L.P. and 3.6% owned by Endurance Partners, L.P (based on 40,181,301 shares of Common Stock outstanding as of October 18, 2007, according to the Issuer's Form 10-Q for the period ended September 30, 2007).

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Ewing & Partners - PN Timothy G. Ewing - IN Ewing Asset Management, LLC - OO (Limited Liability Company) Endurance General Partners, L.P. - PN Endurance Partners (Q.P.), L.P. - PN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Global Aircraft Solutions, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

P.O. Box 23009 Tucson, AZ 85734

Item 2(a)	Name of Person Filing.

Ewing & Partners
Timothy G. Ewing
Ewing Asset Management, LLC
Endurance General Partners, L.P.
Endurance Partners (Q.P.), L.P.

This statement relates to the shares of the Issuer owned by Endurance Partners (Q.P.), L.P. and Endurance Partners, L.P., both investment partnerships managed by Ewing & Partners and having Endurance General Partners, L.P. as their General Partner.

Item 2(b)	Address of Principal Business Office or, if none, Residence.

4514 Cole Avenue Suite 808 Dallas, TX 75205

Item 2(c)	Citizenship.

Timothy G. Ewing is a U.S. Citizen. The reporting entities are organized under Texas law.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 Par Value Per Share

Item 2(e)	CUSIP Number.

378964100

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Ewing & Partners* - 5,031,425
Timothy G. Ewing* - 5,031,425
Ewing Asset Management, LLC* - 5,031,425
Endurance General Partners, L.P.* - 5,031,425
Endurance Partners (Q.P.), L.P. - 3,594,703

*Each of these reporting persons is deemed a beneficial owner of 5,031,425 shares of the Issuer, which includes 3,594,703 shares owned by Endurance Partners (Q.P.), L.P. and 1,436,722 shares owned by Endurance Partners, L.P.

Item 4	Ownership.

(a)	Amount beneficially owned:
Ewing & Partners* - 5,031,425
Timothy G. Ewing* - 5,031,425
Ewing Asset Management, LLC* - 5,031,425
Endurance General Partners, L.P.* - 5,031,425
Endurance Partners (Q.P.), L.P. - 3,594,703

*Each of these reporting persons is deemed a beneficial owner of 5,031,425 shares of the Issuer, which includes 3,594,703 shares owned by Endurance Partners (Q.P.), L.P. and 1,436,722 shares owned by Endurance Partners, L.P.

(b)	Percent of Class:
Ewing & Partners* - 12.5%
Timothy G. Ewing* - 12.5%
Ewing Asset Management, LLC* - 12.5%
Endurance General Partners, L.P.* - 12.5%
Endurance Partners (Q.P.), L.P. - 8.9%

*Each of these reporting persons is deemed a beneficial owner of 12.5% of the Issuer's Common Stock, which includes 8.9% owned by Endurance Partners (Q.P.), L.P. and 3.6% owned by Endurance Partners, L.P (based on 40,181,301 shares of Common Stock outstanding as of October 18, 2007, according to the Issuer's Form 10-Q for the period ended September 30, 2007).

(c)	Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Ewing & Partners* - 5,031,425
Timothy G. Ewing* - 5,031,425
Ewing Asset Management, LLC* - 5,031,425
Endurance General Partners, L.P.* - 5,031,425
Endurance Partners (Q.P.), L.P. - 3,594,703

*Each of these reporting persons is deemed a beneficial owner of 5,031,425 shares of the Issuer, which includes 3,594,703 shares owned by Endurance Partners (Q.P.), L.P. and 1,436,722 shares owned by Endurance Partners, L.P

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of:
Ewing & Partners* - 5,031,425
Timothy G. Ewing* - 5,031,425
Ewing Asset Management, LLC* - 5,031,425
Endurance General Partners, L.P.* - 5,031,425
Endurance Partners (Q.P.), L.P. - 3,594,703

*Each of these reporting persons is deemed a beneficial owner of 5,031,425 shares of the Issuer, which includes 3,594,703 shares owned by Endurance Partners (Q.P.), L.P. and 1,436,722 shares owned by Endurance Partners, L.P

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EWING & PARTNERS
Date: February 12, 2008

By:	Timothy G. Ewing, Managing Partner

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

TIMOTHY G. EWING
Date: February 12, 2008

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

EWING ASSET MANAGEMENT, LLC
Date: February 12, 2008

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

ENDURANCE GENERAL PARTNERS, L.P.
Date: February 12, 2008

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson

Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

ENDURANCE PARTNERS (Q.P.), L.P.
Date: February 12, 2008

By:	Endurance General Partners, L.P., General Partner

By:	Ewing Asset Management, LLC, General Partner

By:	Timothy G. Ewing, Member

	By:	/s/ Beth N. Lowson
Name: Beth N. Lowson
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza
One North Broadway, Suite 712
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Beth N. Lowson, Jerry J. Carannante, and Joseph D. Zargari, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of August, 2006.

By:	/s/ Timothy G. Ewing

Timothy G. Ewing